UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F
	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:  ____________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  ___________________________________

PART I
REGISTRANT INFORMATION

Cachet Financial Solutions, Inc.

Full name of registrant:

DE Acquisition 2, Inc.

Former name if applicable:

18671 Lake Drive East, Soutwest Tech Center A

Address of principal executive office (Street and number):

Minneapolis, Minnesota 55317

City, State and zip code:

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company is filing substantially all of its Annual Report on Form 10-K on time.  Nevertheless, the Company anticipates filing two portions of the Form 10-K by amendment and within the 15-day extension period—that portion relating to management’s assessment of internal controls and the Company’s XBRL exhibits—neither of which could have been filed within the prescribed time period because of the fact that the audit of the Company’s financial statements was not completed until March 28, 2014, making it difficult to have the XBRL exhibits prepared on a timely basis and difficult to consider on a timely basis certain information relative to internal controls that the Company received from its independent registered public accounting firm.  The delay could not have been avoided without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Jeffrey C. Mack	(952) 698-6980
(Name)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change:  The registrant completed a merger transaction on February 12, 2014 resulting in the application of reverse acquisition accounting.  The financial information for the registrant that is included in the Annual Report on Form 10-K pertains to the business acquired in the February 12, 2014 merger transaction, and bears no relationship to the financial information of the registrant prior to such acquisition.

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Cachet Financial Solutions, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2014	By:	/s/ Jeffrey C. Mack
Jeffrey C. Mack
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized  representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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